UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF THE DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-174787

Energy Future Intermediate Holding Company LLC

(Exact name of registrant as specified in its charter)

Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.75% Senior Secured Notes due 2019

10.00% Senior Secured Notes due 2020

Guarantees of Energy Future Holdings Corp. 10.875% Senior Notes due 2017

Guarantees of Energy Future Holdings Corp. 11.250%/12.000% Senior Toggle Notes due 2017

Guarantees of Energy Future Holdings Corp. 9.75% Senior Secured Notes due 2019

Guarantees of Energy Future Holdings Corp. 10.000% Senior Secured Notes due 2020

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate or suspect the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

9.75% Senior Secured Notes due 2019: 26

10.00% Senior Secured Notes due 2020: 55

Guarantees of Energy Future Holdings Corp. 10.875% Senior Notes due 2017: 0

Guarantees of Energy Future Holdings Corp. 11.250%/12.000% Senior Toggle Notes due 2017: 0

Guarantees of Energy Future Holdings Corp. 9.75% Senior Secured Notes due 2019: 0

Guarantees of Energy Future Holdings Corp. 10.000% Senior Secured Notes due 2020: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Energy Future Intermediate Holding Company LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 3, 2016	By:	/s/Terry L. Nutt
	Name:	Terry L. Nutt
	Title:	Senior Vice President and Controller